                                                    As filed with the Securities
                                                         and Exchange Commission
                                                            on November 29, 2001



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



In the matter of
                                                  INTERIM CERTIFICATE
Conectiv
                                                            OF
File No. 70-9573
                                                      NOTIFICATION
(Public Utility Holding Company
Act of 1935)                                      PURSUANT TO RULE 24


This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24) is filed by Conectiv, a Delaware corporation and its nonutility subsidiaries, Conectiv Solutions LLC ("Solutions"), ATE Investment, Inc. ("ATE") and King Street Assurance Ltd. ("KSA"), in connection with transactions proposed in Conectiv's Form U-1 Application-Declaration (the "Application-Declaration") on November 2, 1999 and amended by Amendment No. 1 filed under the Public Utility Holding Company Act of 1935, as amended (the "Act") on February 9, 2000, and authorized by the order of the Securities and Exchange Commission (the "Commission") dated February 10, 2000 (the "Order"), the undersigned hereby submits the following information applicable to the quarter ending September 30, 2001:

On July 20, 2001, KSA, acting as reinsurer to Zurich-American Insurance Company and American Zurich Insurance Company, developed and wrote coverage at the primary level on an Owner Controlled Insurance Program for Conectiv's next Combined Cycle Electric Generating Facility Projects. KSA reinsured the first $250,000 under Workers' Compensation, Employers' Liability, and/or Commercial General Liability for each occurrence, subject to an Aggregate Stop Loss of $3,000,000.

The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

                                   SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


DATE:                                   Conectiv
                                        Conectiv Solutions, LLC
                                        ATE Investment, Inc.
                                        King Street Assurance Ltd.


November 29, 2001                       By: /s/ Philip S. Reese
                                           _________________________
                                           Philip S. Reese
                                           Vice President & Treasurer